UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)*

                        Battle Mountain Gold Company
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                              (Name of Issuer)

                  Common Stock, par value $0.10 per share
-------------------------------------------------------------------------------
                        (Title Class of Securities)

                                      07159310
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                               (CUSIP Number)

                              Kevin N. Thompson
             Vice President, Secretary and Associate General Counsel
                                Noranda Inc.
            P.O. Box 755, BCE Place, 181 Bay Street, Suite 4100
                          Toronto, Ontario M5J 2T3
                               (416) 982-7475
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        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 1, 1998
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              (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             SCHEDULE 13D

CUSIP No. 07159310                           Page 2  of 8  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    EdperPartners Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,635,276 shares through its 4.0% indirect interest in its affiliate, Kerr Addison Mines Limited

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.1%

14  TYPE OF REPORTING PERSON*

    CO




                             SCHEDULE 13D

CUSIP No. 07159310                           Page 3  of 8  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    EdperBrascan Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Canada

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    25,836,040 shares through its 39.6% indirect interest in its affiliate, Kerr Addison Mines Limited

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    11.3%

14  TYPE OF REPORTING PERSON*

    CO




                             SCHEDULE 13D

CUSIP No. 07159310                           Page 4  of 8  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Noranda Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Ontario

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65.242.526 shares through its direct and indirect interests in its affiliate, Kerr Addison Mines Limited

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.5%

14  TYPE OF REPORTING PERSON*

    CO




                             SCHEDULE 13D

CUSIP No. 07159310                           Page 5  of 8  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Brenda Mines Ltd.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Columbia

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    16,310,631 shares through its 25% interest in its affiliate, Kerr Addison Mines Limited

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.1%

14  TYPE OF REPORTING PERSON*

    CO




                             SCHEDULE 13D

CUSIP No. 07159310                           Page 6  of 8  Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Kerr Addison Mines Limited

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    British Columbia

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           65,242,526 shares

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         65,242,526 shares

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    65,242,526 shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    28.5%

14  TYPE OF REPORTING PERSON*

    CO



     This Amendment No. 2 to the Schedule 13D, originally filed on July 30, 1996 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on February 18, 1998 ("Amendment No. 1"), and relating to the Common Stock, par value $0.10 per share (the "Common Stock"), of Battle Mountain Gold Company, a corporation incorporated under the laws of the State of Nevada ("BMG"), is being filed by EdperPartners Limited (formerly, Partners Limited), EdperBrascan Corporation, Noranda Inc. ("Noranda"), Brenda Mines Ltd., a direct and indirect wholly-owned subsidiary of Noranda, and Kerr Addison Mines Limited, a direct and indirect wholly-owned subsidiary of Noranda (collectively, the "Reporting Persons"). Except as described herein, the information contained in the Original Schedule 13D, as amended by Amendment No. 1, is unchanged.


ITEMS 1 THROUGH 7, EXHIBITS AND SCHEDULES

     The Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to change all references to "Partners Limited" and "Partners" to "EdperPartners Limited" and "EdperPartners," respectively. Partners Limited changed its name to EdperPartners Limited effective February 12, 1988.

ITEM 4.           PURPOSE OF TRANSACTION

     Item 4 of the Original Schedule 13D, as amended by Amendment No. 1, is hereby amended to add the following paragraph:

     At Noranda's request, BMG filed on May 1, 1998 a registration statement on Form S-3 (the "BMG Registration Statement") registering 65,242,526 shares of Common Stock beneficially owned by Noranda. As described in Item 2, Noranda, through a subsidiary, owns 65,242,526 exchangeable shares (the "Exchangeable Shares") of Battle Mountain Canada Limited. Each Exchangeable Share is exchangeable, at the option of the holder thereof, into one share of Common Stock. Once it is declared effective, the BMG Registration Statement will enable Noranda or one or more of its wholly owned subsidiaries (collectively with Noranda, the "Selling Shareholder") to sell all or a portion of the shares of Common Stock beneficially owned by the Selling Shareholder in one or more transactions over time. If all 65,242,526 shares of Common Stock are sold, the Reporting Persons will have disposed of their entire interest in the Common Stock.



                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 6, 1998


                                    NORANDA INC.


                                    By:   /s/ Steven Astritis
                                          -----------------------------
                                          Name:  Steven Astritis
                                          Title: Assistant Secretary
                                                 and Associate General Counsel

                                    EDPERPARTNERS LIMITED


                                    By:   /s/ Brian D. Lawson
                                          -----------------------------
                                          Name:  Brian D. Lawson
                                          Title: Secretary-Treasurer

                                    EDPERBRASCAN CORPORATION


                                    By:   /s/ Alan V. Dean
                                          -----------------------------
                                          Name:  Alan V. Dean
                                          Title: Senior Vice-President

                                    BRENDA MINES LTD.


                                    By:   /s/ David L. Bumstead
                                          -----------------------------
                                          Name:  David L. Bumstead
                                          Title: President

                                    KERR ADDISON MINES LIMITED


                                    By:   /s/ David L. Bumstead
                                          -----------------------------
                                          Name:  David L. Bumstead
                                          Title: Chairman